

June 30, 2009

<u>Via International Mail and Facsimile (480-505-0071)</u>

Eric Montandon
Chief Executive Officer, Chief Financial Officer and Director
Asia8, Inc.
600 E. Baseline Road, Suite B3
Tempe, AZ 85283

> **Re: Asia8, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-27735**

Dear Mr. Montandon:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from disclosure on pages 3 and 5 that you sell boats and mobile house products in the Middle East. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Sudan and Syria other than WWA Group, Inc. We also note that your code of conduct filed as an exhibit to a Form 8-K on October 3, 2007 discusses that employees and directors must be conscious of any sales to state sponsors of terrorism but note that this discussion specifically

states that it relates to operations of a branch of your primary subsidiary (which we presume to be WWA Group), and does not discuss your direct sales of products. In addition, we note under your Plan of Operation disclosure in your first quarter 2007 Form 10-QSB that in discussing your market growth prospects, you site MEED Projects, which tracks projects in the Gulf Cooperation Council, Iran and Iraq.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. You state on page 10 of the 10-K that, since May of 2007, WWA Group has enforced a policy of prohibiting sales to persons or companies that register to bid using addresses in Iran, Sudan or Syria.   However, Paragraph 7 of the Code of Conduct filed as an exhibit to your Form 8-K of October 3, 2007, states that the licensed branch of your primary subsidiary operating in the Jebel Ali Free Zone, Dubai U.A.E. sells equipment "as is where is," to the highest bidder. We assume this subsidiary is WWA Group. Please clarify how sales to the highest bidder are consistent with a policy of prohibiting sales to persons or companies that register using an address in Iran, Sudan or Syria.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
Assistant Director
Division of Corporation Finance